Exhibit 21

List of subsidiaries of the Company:

UniTech Services Group, Inc.
UniFirst Holdings, L.P.
UONE Corporation
UTWO Corporation
UR Corporation
UniFirst First-Aid Corporation
RC Air, LLC
Euro Nuclear Services B.V.
Euro Nuklear Services, GmbH
Euro Nuclear Services Limited
UniFirst Canada Ltd.
Uniformes de San Luis S.A. de C.V.
UniFirst S.A. de C.V.
Interstate Uniform Manufacturing of Puerto Rico, Inc.
Pride America Garments, Inc.